

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 11, 2022

Edward J. Fitzgerald
Chief Executive Officer
EQT Exeter Real Estate Income Trust Inc.
Five Radnor Corporate Center
100 Matsonford Road, Suite 250
Radnor, Pennsylvania 19087

**Re: EQT Exeter Real Estate Income Trust Inc.**
**Draft Registration Statement on Form S-11**
**Submitted October 17, 2022**
**CIK No. 0001946997**

Dear Edward J. Fitzgerald:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11 submitted October 17, 2022

Cover Page

1. We note that you are a perpetual-life REIT and that while you may consider a liquidity event at any time in the future, you are not obligated by your charter or otherwise to effect a liquidity event at any time. Please revise your risk factor bullet points on the cover page to disclosure that you have no requirement to ever provide liquidity.
2. With a view to disclosure please advise us of the extent to which the different classes of shares provide the same rights and privileges despite the varying fees and commissions.

Prospectus Summary, page 1

3.      Please revise your structure chart on page 11 to include the percentage of ownership of each entity listed, as applicable.

Risk Factors, page 43

4.      We note your risk factor disclosure on page 43 that you "may change [y]our investment and operational policies without stockholder consent.  Please include disclosure about how you intend to notify shareholders of any change to your investment and operational policies.

5.      We note your risk factor disclosure on page 43 that your Adviser, Sponsor, their affiliates and your directors and officers may purchase shares in the offering to satisfy the minimum offering amount.  Please specify whether these purchases will be for investment and not resale.

6.      We note disclosure on the cover page and summary risk factors that upon acquiring shares in the offering, investors will experience immediate dilution in the net tangible book value of their investment.  Please include a discussion of this risk under an appropriate caption in the risk factors, in addition to addressing the dilution that will occur if you pay distributions in excess of your earnings.

Estimated Use of Proceeds, page 98

7.      Please revise to separate the information into separate tables for the different classes of shares where the upfront selling commissions, dealer manager fees, distribution fees and other attributes are different for the classes of shares.

Investment Objectives and Strategies, page 100

8.      You indicate on page 165 that EQT Exeter's prior programs are "value-add real estate investments" with "different investment objectives" from yours.  Please revise to further clarify how your investment objectives are different from the Advisor's other similar programs.

Management, page 114

9.      We note that you have no employees and are externally managed, and that your Advisors have commitments with affiliated or non-affiliated entities.  Please revise to clarify the extent of all other time commitments of the members of your Advisory Committee.

Net Asset Value Calculation and Valuation Guidelines, page 149

10.     Please provide us, on a supplemental basis, with your template for future NAV disclosures.

11.     We note the reference on page 150 to fees paid to your independent valuation advisor and

Edward J. Fitzgerald
EQT Exeter Real Estate Income Trust Inc.
November 11, 2022
Page 3

"certain of the independent third-party appraisers" from EQT Exeter and its affiliates. If material provide approximate, quantified disclosure regarding such fees as of the most recent practicable date.

Plan of Operation, page 157

12. We note the reference to material trends or uncertainties relating to "national economic conditions affecting real estate generally."  Please revise to further clarify such trends and uncertainties, especially with respect to inflation and the continuing impact of the COVID pandemic on commercial properties.  Clarify the extent to which your plan of operation addresses such trends and uncertainties.

Share Repurchases, page 226

13. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc.(Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

14. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

General

15. We note your disclosure that the minimum initial investment to acquire Class I shares is $1,000,000 unless waived by you.  Please include disclosure regarding what factors you would consider when deciding whether to waive the initial investment.

16. Please revise your disclosure to define all acronyms upon first use.  For example, we note that the acronyms ESG, GRESB, LEED, and BREEAM are used but never defined.

17.    Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers.  In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  Please refer to Item 19.B of Industry Guide 5.  In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

18.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction